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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20943


RECEIVED
MAR 0 1 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/00 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB Realty Sales, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 EAST LINCOLN DR.
(No. and Street)

SCOTTSDALE (City) ARIZONA (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN PALMER 301-380-2876
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — if individual, state last, first, middle name)

8000 TOWERS CRESCENT DRIVE #400, VIENNA, VA 22182
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB 3/19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, June Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB Realty Sales, Inc, as of February 27, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

June Durkin
Signature

President
Title

Patricia Wright
Notary Public


OFFICIAL SEAL
PATRICIA WRIGHT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

CB Realty Sales, Inc.
For the Years Ended December 31, 2001 and 2000

	Page(s)
Report of Independent Public Accountants	4
Financial Statements:	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Shareholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-10
Supplementary Financial and Operation Combined Uniform Single Report Part IIA Schedules I, II, and III (For the year ended December 31, 2001)	11-15
Independent Public Accountants' Report on Internal Accounting Controls	16-17

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF CB REALTY SALES, INC.:

We have audited the accompanying statement of financial condition of CB Realty Sales, Inc., a Delaware corporation and a wholly-owned subsidiary of Host Marriott Corporation (see Note 1) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of CB Realty Sales, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CB Realty Sales, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Vienna, Virginia
February 22, 2002

STATEMENT OF FINANCIAL CONDITION
CB Realty Sales, Inc.
As of December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 73,397	$ 70,494
Receivable from Parent (see Note 3)	535,438	525,565
Property and equipment, net	1,087	1,939
	$ 609,922	$ 597,998
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 13,843	$ 13,750
Total liabilities	13,843	13,750
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	496,079	484,248
Total Shareholder's Equity	596,079	584,248
	$ 609,922	$ 597,998

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME
CB Realty Sales, Inc.
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 90,840	$ 75,330
Interest income	25,012	37,444
Fees for administrative services	3,150	3,150
	119,002	115,924
EXPENSES		
Salaries and benefits	71,784	65,895
Regulatory and professional fees	11,760	9,581
Rent	6,615	7,166
Communications	3,631	4,110
Depreciation	852	2,028
Other	4,575	3,039
	99,217	91,819
INCOME BEFORE TAXES	19,785	24,105
INCOME TAX PROVISION	(7,954)	(9,882)
NET INCOME	$ 11,831	$ 14,223

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 1999	$ 1,000	$ 99,000	$ 470,025	$ 570,025
Net Income	—	—	14,223	14,223
Balance, December 31, 2000	1,000	99,000	484,248	584,248
Net Income	—	—	11,831	11,831
Balance, December 31, 2001	$ 1,000	$ 99,000	$ 496,079	$ 596,079

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
CB Realty Sales, Inc.
For the Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Net income	$ 11,831	$ 14,223
Depreciation expense	852	2,028
Working capital changes:		
Receivable from Parent (see Note 3)	(9,873)	(10,118)
Accrued expenses	93	(1,921)
Cash provided by operating activities	2,903	4,212
INCREASE IN CASH AND CASH EQUIVALENTS	2,903	4,212
CASH AND CASH EQUIVALENTS at beginning of year	70,494	66,282
CASH AND CASH EQUIVALENTS at end of year	$ 73,397	$ 70,494

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
For the Years Ended December 31, 2001 and 2000

NOTE 1. THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, is engaged primarily in the resale of limited partnership interests in Camelback Inn Associates Limited Partnership (the "Partnership"), involving the rental pooling of condominium units located in Arizona, and is registered as a real estate broker and broker/dealer of securities in that state. CBRS is a wholly-owned subsidiary of Host Marriott Corporation (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

CB Realty Sales, Inc.'s records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CB Realty Sales, Inc. considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Commission Revenue

Commission revenue is recorded on the settlement date.

Income Taxes

The operating results of CB Realty Sales, Inc. are included in the consolidated Federal income tax return of the Parent. The Parent allocates a tax provision or benefit to all entities included in the consolidated return based on taxable income or loss of the subsidiary on a stand-alone basis. CB Realty Sales, Inc.'s provision for income taxes for 2001 and 2000 is computed on a separate entity basis and equates to a 35% Federal rate plus the impact of an 8% state rate in 2001 and a 6% state rate in 2000, net of Federal tax benefit. The income tax provisions recorded in 2001 and 2000 have been reflected as adjustments to the receivable from the Parent. Differences between the income tax provision, or benefit, and amounts actually charged to CB Realty Sales, Inc. by the Parent for income taxes in final settlement, are treated as adjustments to shareholder's equity.

NOTE 3. RELATED PARTY TRANSACTIONS

Bank Accounts

All of CB Realty Sales, Inc.'s receipts and disbursements are recorded through the Parent's central accounting and banking system, except for the bank account used to maintain CB Realty Sales, Inc.'s minimum net capital requirement (see Note 4).

Receivable from Parent

The receivable from the Parent represents revenues of CB Realty Sales, Inc. deposited in the Parent's central bank account less disbursements made by the Parent on behalf of CB Realty Sales, Inc. adjusted for income tax amounts as discussed above. CB Realty Sales, Inc. earned interest on the average monthly receivable balance at approximately 4.22% and 6.43% per annum for the years ended December 31, 2001 and 2000, respectively.

Services Rendered

During the years ended December 31, 2001 and 2000, the Parent provided CB Realty Sales, Inc. with administrative assistance which included accounting, management and legal services. The Parent did not charge CB Realty Sales, Inc. for these services. CB Realty Sales, Inc. provided administrative and management services to the Partnership. CB Realty Sales, Inc. is reimbursed for a portion of its salaries and benefits by the Partnership based on the percentage of time CB Realty Sales, Inc. employees spend providing these services to the Partnership. During the years ended December 31, 2001 and 2000, salaries and benefits charged to the Partnership totaled approximately $71,784 and $65,895, respectively.

NOTE 4. NET CAPITAL REQUIREMENT

CB Realty Sales, Inc. is required to maintain minimum net capital of $5,000. In addition, CB Realty Sales, Inc. is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2001 and 2000, CB Realty Sales, Inc.'s net capital (as defined) was $58,086 and $55,334, respectively. CB Realty Sales, Inc.'s' percentage of aggregate indebtedness to net capital was 23.8% and 24.9% at December 31, 2001 and 2000, respectively.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2001

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition				$	596,079	3480
2. Deduct ownership equity qualified for Net Capital					-	3490
3. Total ownership equity qualified for Net Capital				$	596,079	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
B. Other (deductions) or allowable credits (List)					-	3525
5. Total capital and allowable subordinated liabilities				$	596,079	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement o f Financial Condition (Notes B and C)	$	536,525	3540			
B. Secured demand note deficiency		-	3590			
C. Commodity futures contracts and spot commodities - proprietary capital charges		-	3600			
D. Other deductions and/or charges (List)		-	3610	$	(536,525)	3620
7. Other additions and/or credits (List)					-	3630
8. Net capital before haircuts on securities positions				$	59,554	3640
9. Haircuts on securities (comuted, where applicable, pusuant to 15c3-1(f)):						
A. Contractual securities commitments		-	3660			
B. Subordinated securities borrowings		-	3670			
C. Trading and investment securities:						
1. Exempted securities		-	3735			
2. Debt securities		-	3733			
3. Options		-	3730			
4. Other securities		-	3734			
D. Undue Concentration		-	3650			
E. Other (List) MONEY MARKET FUND		(1,468)	3736	$	(1,468)	3740
10. Net Capital				$	58,086	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2001

Computation of Basic Net Capital Requirement

Part A

11. Minimum net captial required (6-2/3% of line 19)			$	923	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)			$	5,000	3758
13. Net Capital Requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	53,086	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	56,702	3770

Computation of Aggregate Indebtedness

16. Total A.I. Liabilites from Statement of Financial Condition			$	13,843	3790
17. Add:					
A. Drafts for immediate credit	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	3810			
C. Other unrecorded amounts (List)	-	3820	$	-	3830
19. Total aggregate indebtedness			$	13,843	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				23.83%	3850

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
December 31, 2001

Receivable from Parent (see Note 3)	$ 535,438
Property and Equipment	1,087
	$ 536,525

SCHEDULE II

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.	As of: December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

SCHEDULE III

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.

For the period (MMDDYY) from 01/01/01 to 12/31/01

Statement of Changes in Ownership Equity
(Sole Propietorship, Partnership or Corporation)

1. Balance, beginning of period			$	584,248	4240
A. Net income (loss)				11,831	4250
B. Additions (includes non-conforming capital of	-	4262		-	4260
C. Deductions (includes non-conforming capital of	-	4272		-	4270
2. Balance, end of period (From item 1800)			$	596,079	4290

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors

3. Balance, beginning of period	$	-	4300
A. Increases		-	4310
B. Decreases		-	4320
4. Balance, end of period (From item 3520)	$	-	4330

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROLS

TO THE BOARD OF DIRECTORS OF CB REALTY SALES, INC.:

In planning and performing our audit of the financial statements and schedules of CB Realty Sales, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and schedules and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities

Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ARTHUR ANDERSEN LLP

Vienna, Virginia
February 22, 2002